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                              June 2, 2021

       Catherine Hoovel
       Chief Accounting Officer
       McDonald's Corporation
       110 North Carpenter Street
       Chicago, Illinois 60607

                                                        Re: McDonald's
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-05231

       Dear Ms. Hoovel :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis
       Restaurant Margins, page 15

   1. We note your presentation of Restaurant Margins. Please revise to provide a description of how franchised
restaurant margins and company-operated margins are derived.
                                                        Additionally, please
explain the limitations on the usefulness of company-operated margins to emphasize
that it excludes costs that are necessary to support the operations of your restaurants.
 Catherine Hoovel
FirstName
McDonald'sLastNameCatherine Hoovel
             Corporation
Comapany
June 2, 2021NameMcDonald's Corporation
June 2,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services